# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Athira Pharma, Inc., CIK 0001620463
CUSIP: 04746L104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 864 SPRING ST NW, ATLANTA, GA, 30308, ATLANTA, Georgia (GA), 30308
Date of event which requires filing of this statement: 10/01/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 1104659-25-035511
Filed by CIK 0001358629

## Reporting persons
- Oliveira Steven Michael: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 161,218; sole dispositive power 0; shared dispositive power 161,218; aggregate amount beneficially owned 161,218 (4.088% of the class)
- Nemean Asset Management, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 151,218; sole dispositive power 0; shared dispositive power 151,218; aggregate amount beneficially owned 151,218 (3.834% of the class)
- South Ocean Capital LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 10,000; sole dispositive power 0; shared dispositive power 10,000; aggregate amount beneficially owned 10,000 (0.253% of the class)
- South Ocean Capital Management LLC: type of reporting person: corporation (CO); citizenship or place of organization: Florida (FL); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Athira Pharma, Inc.
Address of issuer's principal executive offices: 864 SPRING ST NW, ATLANTA, GA, 30308

## Item 2. Person Filing
Name of person filing:
Steven Michael Oliveira
Neaman Asset Management, LLC
South Ocean Capital LLC
South Ocean Capital Management LLC
Address of principal business office or, if none, residence: 207 Commodore Drive, Jupiter FL 33477 (for all filers)
Citizenship: US, FL, FL, FL

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 161,218
Percent of class: 4.088
Sole power to vote or to direct the vote:
Steven Oliveira - 0
Neaman Asset Management, LLC - 0
South Ocean Capital LLC - 0
South Ocean Capital Management LLC - 0
Shared power to vote or to direct the vote:
Steven Oliveira - 161,218
Neaman Asset Management, LLC - 151,218
South Ocean Capital LLC - 10,000
South Ocean Capital Management LLC - 0
Sole power to dispose or to direct the disposition:
Steven Oliveira - 0
Neaman Asset Management, LLC - 0
South Ocean Capital LLC - 0
South Ocean Capital Management LLC - 0
Shared power to dispose or to direct the disposition:
Steven Oliveira - 161,218
Neaman Asset Management, LLC - 151,218
South Ocean Capital LLC - 10,000
South Ocean Capital Management LLC - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Oliveira Steven Michael: /s/ Oliveira Steven Michael, Individual (10/10/2025)
- Nemean Asset Management, LLC: /s/ Oliveira Steven Michael, Authorized Signer (10/10/2025)
- South Ocean Capital LLC: /s/ Oliveira Steven Michael, Authorized Signer (10/10/2025)
- South Ocean Capital Management LLC: /s/ Oliveira Steven Michael, Authorized Signer (10/10/2025)